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Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation or Organization
Halcón Resources Operating, Inc	Delaware
Halcón Holdings, Inc.	Delaware
Halcón Energy Properties, Inc.	Delaware
Halcón Operating Co., Inc.	Texas
Halcón Field Services, LLC	Delaware
Halcón Permian, LLC	Delaware

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  Exhibit 21.1
Subsidiaries of the Registrant